UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32395
CONOCOPHILLIPS SAVINGS PLAN
(Full title of the Plan)
ConocoPhillips
(Name of issuer of securities)

600 North Dairy Ashford
Houston, Texas (Address of principal executive office)	77079 (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.
(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS SAVINGS PLAN
/s/ J. W. Sheets
J. W. Sheets
Plan Financial Administrator

June 20, 2008

Index To Financial Statements And Schedule	ConocoPhillips Savings Plan

Report of Independent Registered Public Accounting Firm
The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan
We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

Houston, Texas
June 20, 2008

Statement of Net Assets Available for Benefits	ConocoPhillips Savings Plan

	Thousands of Dollars
At December 31	2007	2006

Assets
Investments
Plan interest in Master Trusts:
Stable Value Fund	$1,914,460	$1,947,660
ConocoPhillips Stock Fund	3,258,327	2,847,890
DuPont Stock Fund	105,208	135,983
Leveraged Stock Fund	1,302,918	1,110,233
Loan 2 Suspense	798,318	755,469
Insurance contract	2	5
Mutual funds	3,104,971	2,629,149
Vanguard Prime Money Market — Loan 2	87	106
Loans to Plan participants	84,448	79,095

Total investments, at fair value	10,568,739	9,505,590
Active employee deposits receivable	—	1,353
Company contributions receivable	—	154

Total assets	10,568,739	9,507,097

Liabilities
Securities acquisition loans	175,400	203,400
Interest payable	710	862

Total liabilities	176,110	204,262

Net assets available for benefits, at fair value	10,392,629	9,302,835

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,587)	24,752

Net assets available for benefits	$10,376,042	9,327,587

See Notes to Financial Statements.

Statement of Changes In Net Assets Available for Benefits	ConocoPhillips Savings Plan

Thousands
Year Ended December 31, 2007	of Dollars

Additions
Company contributions
Company matching — cash	$20,612
Basic allocation — stock	154,871
Active employee deposits	194,300
Rollovers	69,146

Total contributions	438,929

Investment income
Dividends and interest	198,973
Interest, participant loans	5,480
Plan interest in Master Trusts
Stable Value Fund	94,678
ConocoPhillips Stock Fund	693,451
DuPont Stock Fund	(6,566)
Net appreciation in fair value of investments	427,767

Total investment income	1,413,783

Other additions	448

Total additions	1,853,160

Deductions
Distributions to participants or their beneficiaries	792,639
Interest expense	10,998
Administrative expenses	1,052
Other deductions	16

Total deductions	804,705

Net increase	1,048,455

Net assets available for benefits
Beginning of year	9,327,587

End of year	$10,376,042

See Notes to Financial Statements.

Notes To Financial Statements
ConocoPhillips Savings Plan
Note 1—Plan Description
The following description of the ConocoPhillips Savings Plan (Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution, 401(k) profit sharing plan which includes a Thrift Feature and a Stock Savings Feature. The Vanguard Group, Inc. serves as recordkeeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee.
This Plan was formerly known as the Long-Term Stock Savings Plan of Phillips Petroleum Company (LTSSP); the name was changed at the close of business on December 31, 2002, along with the formal merger of the Thrift Plan of Phillips Petroleum Company (Thrift Plan) into the Plan. The Thrift Plan became the Thrift Feature of the Plan; the LTSSP became the Stock Savings Feature; and ConocoPhillips Company (Company) became the Plan sponsor. On October 3, 2003, assets of the Thrift Plan for Employees of Conoco Inc. (Conoco Thrift Plan) were merged into the Plan. Other Plan mergers that occurred subsequent to this merger were not material in terms of the number of participants involved and the impact to Plan provisions. See Note 12 regarding a subsequent Burlington Resources, Inc. plan merger occurring after the reporting period.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
Generally, active employees of the Company and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan, except retail marketing outlet employees and certain other employee classifications.
Thrift Feature
An active employee may deposit between 1% and 30% of pay, as defined in the Plan document (Pay), on a before-tax basis, an after-tax basis, or a combination of both. The Company contributes $1 for each $1 deposited by the active employee participant up to 1.25% of Pay. Thrift assets are invested in a variety of investment funds; however, the DuPont Stock Fund and the Fidelity Low-Priced Stock Fund are closed to new investment elections. Investments in the Thrift Feature are participant-directed.
Active employees are eligible to make catch-up deposits to the

Thrift Feature beginning in the year they attain age 50. The active employee is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Elections to make catch-up deposits remain in effect until changed or revoked by an active employee.
Stock Savings Feature (SSF)
An active employee may deposit 1% of Pay on a before-tax basis. SSF deposits are invested in the ConocoPhillips Stock Fund. Based on the SSF deposits made by an active employee, participants in the SSF receive semiannual allocations of ConocoPhillips common stock (Company Stock) as of June 30 and December 31 of each year. The semiannual allocation to participants is based on the ratio of the active employee’s SSF deposits to all participant SSF deposits for the allocation period. A supplemental allocation shall be made each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. The method for calculating a supplemental allocation is described in the Plan document; however, such an allocation is rare and was not required in 2007.
Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the Leveraged Stock Fund. Both the ConocoPhillips Stock Fund and the Leveraged Stock Fund are invested solely in Company Stock and have the same fair value per share. The cost basis per share is different as the ConocoPhillips Stock Fund has an average cost based on average purchase price, and the Leveraged Stock Fund has a fixed cost based on the acquisition loan cost per share. The ConocoPhillips Stock Fund contains shares of Company Stock purchased with employee deposits, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of SSF allocations other than those purchased with the proceeds of acquisition loans. The Leveraged Stock Fund primarily contains shares of Company Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of SSF allocations. Participants may direct that their SSF deposits and Company allocations be exchanged from the ConocoPhillips Stock Fund and the Leveraged Stock Fund into other investment funds at any time.
The number of shares allocated on each semiannual allocation date is determined by the Plan document. In 2007, there were 7,924 shares allocated for each 100 eligible employees. Shares used for the semiannual allocation came from financed shares and shares held by ConocoPhillips in the Compensation and Benefits Trust (CBT). In 2007, the Company used the CBT to contribute 1,856,224 shares of stock to the Plan. The fair value of the CBT shares was approximately $155 million, and these shares were invested in the ConocoPhillips Stock Fund.

The Plan is required to retain and use eligible dividends on Company Stock to make payments on the loans it used to acquire Company Stock for the SSF. If the Company does not elect to make a special contribution and if eligible dividends to be allocated to participants’ accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used $22.6 million in dividends on allocated shares to make loan payments and allocated 296,068 shares in dividend replacement allocations to participants’ accounts in 2007. The fair value of the allocated dividend replacement shares was approximately $22.6 million, and these shares were invested in the Leveraged Stock Fund.
The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the semiannual allocation by contributing cash or by contributing Company Stock.
Participant Accounts
Each participant’s account is credited with the active employee deposits, Company contributions, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.
Vesting
Participants are immediately vested in all amounts credited to their accounts in all funds.
Voting Rights
As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. An active employee participant on the voting valuation date may direct the trustee to vote the non-directed and unallocated shares.
Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.
Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.
Installment Payments
A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.
Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.
Dividend Pass Through
A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund on a portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.
Forms of Payment
Generally, distributions from participant accounts invested in Company Stock and DuPont stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.
Loans
Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.
Trust Agreements
The trust agreement with Vanguard provides for the administration of certain assets in the Plan.
Additionally, there are three master trust agreements:

The ConocoPhillips Stock Fund Master Trust Agreement provides for the administration of the ConocoPhillips Stock Fund. The trustee is Vanguard.
The Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts and short-term investments. The trustee is State Street Bank and Trust Company.
The DuPont Stock Fund Master Trust Agreement provides for the administration of the DuPont Stock Fund. The trustee is Vanguard.
Administration
The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company, collectively referred to as the Plan Administrators. Members of the Committee are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Vice President and Treasurer, and Manager Global Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.
Note 2—Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Distributions to participants or their beneficiaries are recorded when paid.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the SVF and the adjustment from fair value to contract value. The contract value of the SVF represents contributions plus earnings, less participant withdrawals and administrative expenses.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. See Note 9 on Master Trusts for more details on the SVF including the fair value computation methodology. Actual results could differ from those estimates.
Note 3—Securities Acquisition Loans
The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 28,673,836 and 28,318,584 shares of Company Stock, respectively, utilizing the bank borrowings. The financed shares are held in a suspense account (currently Loan 2 Suspense) until allocated to eligible participants based on the provisions of the Plan.
Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.
Upon allocation to participants’ accounts, the Loan 2 shares are transferred to the Leveraged Stock Fund. The Plan released 1,162,820 Loan 2 suspense shares in 2007 for semiannual allocations to participants’ accounts. The fair value of the Loan 2 shares used in the semiannual allocations was approximately $97 million. At December 31, 2007 and 2006, the fair value of unallocated shares was $798 million and $755 million, respectively. See Note 5 for a list of other unallocated assets.
Loan 2 extends through the year 2015. Due to loan prepayments, the first required payment is currently scheduled to be in 2012.
The outstanding balance of Loan 2 at December 31, 2007, was $175 million and at December 31, 2006 was $203 million. Loan 2 prepayments totaled $28 million in 2007. Loan 2 provides for variable interest rates. The rates were 5.40% and 5.65% at December 31, 2007 and 2006, respectively.
Loan 2 is guaranteed by ConocoPhillips and ConocoPhillips Company and is being repaid through contributions made by the Company, dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends. The Loan 2 carrying amount approximates fair value.
Under Loan 2, any participating bank in the syndicate of lenders may cease to participate on December 4, 2009, by giving not less than 180 days’ prior notice to the Plan and the Company. If the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than

90 days’ notice, each bank participating in Loan 2 has the optional right to terminate its participation in the loan. Under the above conditions, such banks’ rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips’ choice.
Note 4—Investments
Investment Valuation and Income Recognition
Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and short-term investments. The investment contracts are backed by fixed income instruments, units of common collective trusts (CCTs), and assets in an insurance company’s general or separate account. The investment contracts are fully benefit-responsive, and, as required by the FSP, are valued at fair value and then adjusted to contract value which represents contributions, plus interest credited, less distributions and expenses. The short-term investment fund is valued at amortized cost, which approximates fair value. (See Note 9 on Master Trusts for more detail on the SVF including the fair value computation methodology.) Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investments that comprised 5% or more of the fair value of net assets available for benefits for the years ended December 31, 2007, and 2006, are as follows:

	Thousands of Dollars
At December 31	2007	2006
Plan interest in Master Trusts:
Stable Value Fund	$1,914,460	$1,947,660
ConocoPhillips Stock Fund	3,258,327	2,847,890
Leveraged Stock Fund	1,302,918	1,110,233
Loan 2 Suspense	798,318	755,469

Net Appreciation
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Thousands
of Dollars
ConocoPhillips Common Stock	$383,579
Mutual funds	44,188

Net appreciation in fair value of investments	$427,767

Note 5—Employee Stock Ownership Plan (ESOP)
Effective January 1, 2006, all Company Stock held in the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund (COP Stock ESOP – Master Trust), Leveraged Stock Fund, Loan 2 Suspense shares and money market fund (Vanguard Prime Money Market – Loan 2, or Vang Prime MM Loan 2), and any released shares pending allocation. The Loan 2 Suspense shares and the related money market fund are the only non-participant-directed investments in the Plan, and the only assets in the Plan not allocated to participant accounts (unallocated assets).
Information about the net assets and the significant components of the changes in net assets relating to the ESOP portion of the Plan follows:

	Thousands of Dollars
	December 31, 2007			December 31, 2006
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
COP Stock ESOP- Master Trust	$3,258,327	$—	$3,258,327	$2,847,890	$—	$2,847,890
Leveraged Stock	1,302,918	—	1,302,918	1,110,233	—	1,110,233
Loan 2 Suspense	—	798,318	798,318	—	755,469	755,469
Vang Prime MM Loan 2	—	87	87	—	106	106

Total assets	4,561,245	798,405	5,359,650	3,958,123	755,575	4,713,698

Liabilities
Securities loan	—	175,400	175,400	—	203,400	203,400
Interest payable	—	710	710	—	862	862

Total liabilities	—	176,110	176,110	—	204,262	204,262

Net assets available for benefits	$4,561,245	$622,295	$5,183,540	$3,958,123	$551,313	$4,509,436

Changes in net assets during Year Ended December 31, 2007:

	Thousands of Dollars
	Allocated	Unallocated	Total
Company matching — cash	$8,101	$—	$8,101
Basic allocation — stock	154,871	—	154,871
Active employee deposits	85,318	—	85,318
Allocation of 1,162,820 shares of ConocoPhillips common stock, at fair value	97,033	—	97,033
Dividends and interest	22,555	16,571	39,126
Interest in Master Trust — COP Stock ESOP	693,451	—	693,451
Net appreciation in fair value of common stock	221,137	162,442	383,579
Other additions	24	—	24

Total additions	1,282,490	179,013	1,461,503

Distributions	295,007	—	295,007
Allocation of 1,162,820 shares of ConocoPhillips common stock, at fair value	—	97,033	97,033
Interest expense	—	10,998	10,998
Administrative expense	905	—	905

Total deductions	295,912	108,031	403,943

Interfund and source transfers	(383,456)	—	(383,456)

Net increase	603,122	70,982	674,104

Net assets available for benefits
Beginning of year	3,958,123	551,313	4,509,436

End of year	$4,561,245	$622,295	$5,183,540

Note 6—Tax Status
The Plan received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Note 7—Related-Party Transactions
A large portion of the Plan’s assets is invested in Company Stock. Because ConocoPhillips is the parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as related-party transactions. All of these types of transactions were exempt from the prohibited transaction rules.

Note 8—Plan Termination
In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination. The unallocated shares that had been acquired by the proceeds to Loan 2 would be allocated pursuant to applicable legal and contractual requirements.
Note 9-–Master Trusts
Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the SVF, ConocoPhillips Stock Fund, and DuPont Stock Fund. These investment options provided by the Plan are also available to participants in the ConocoPhillips Store Savings Plan. Each plan’s beneficial interest in the master trust funds is based on that plan’s proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis.
Stable Value Fund
The Plan’s proportionate share of SVF master trust net assets was approximately 99.9% as of December 31, 2007, and December 31, 2006.
The SVF consists of guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), synthetic investment contracts (SYNs), and short-term investments. In a traditional GIC, the insurance company uses SVF deposits to purchase investments that are held in the insurance company’s general account. The insurance company is contractually obligated to repay the principal and a specified rate of interest guaranteed to the SVF master trust. In a SAGIC, the investments are backed by the assets of an insurance company’s separate account rather than its general account, and are held for the exclusive benefit of the plans participating in the separate account. In a SYN contract structure, the underlying investments are owned by the SVF master trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF master trust consist of CCTs, short-term investments, and U.S. Treasury notes. The SVF master trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs are set at the time of purchase and are fixed for the specified contract period. The crediting rates for most SAGICs and SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.
Key factors influencing future interest crediting rates for a wrapper contract include:
•	the level of market interest rates

•	the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•	the investment returns generated by the fixed income investments that back the wrapper contract, and

•	the duration of the underlying investments backing the wrapper contract.
While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF’s realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

The SVF values as of December 31, 2007, and December 31, 2006, were as follows:

	Thousands of Dollars
At December 31	2007	2006

SVF, at fair value
GICs	$32,572	$95,467
SAGICs	—	14,835
Short-term investments	41,147	58,631
SYNs:
CCTs	1,805,831	1,744,369
Short-term investments	51	612
U.S. Treasury notes	36,404	35,323
Wrapper contracts	—	42

Total assets	1,916,005	1,949,279

Total liabilities	—	—

Net assets, at fair value	1,916,005	1,949,279

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,600)	24,772

Net assets	$1,899,405	$1,974,051

Ratio of year-end market value yield to investments, at fair value	5.374%	5.147%

Ratio of year-end crediting rate to investments, at fair value	4.997%	5.118%
Fair value of GICs and SAGICs is determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and is adjusted for liquidity and credit quality. For those GICs and SAGICs with no stated payment dates, the projected value at the end of the required days notice period is assumed to pay in full and this payment is then discounted following the process described above.
The CCTs are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust. The short-term investment fund is valued at amortized cost, which approximates fair value. The U.S. Treasury notes are valued at market price plus accrued interest. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.
The significant components of the changes in net assets relating to the SVF are as follows:

Thousands
of Dollars
Year Ended December 31, 2007
Contributions	$49,942
Interest income (net)	94,757
Interfund transfers in	297,801
Other additions	103
Distributions	(241,487)
Participant loans	(3,696)
Other deductions	(9)
Interfund transfers out	(272,057)

Net decrease	(74,646)
Beginning of year	1,974,051

End of year	$1,899,405

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from an investment contract in order to switch to a different investment provider, or in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of the events are probable of occurrence.
ConocoPhillips Stock Fund
The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. The Plan’s proportionate share of ConocoPhillips Stock Fund master trust net assets was approximately 99.9% as of December 31, 2007, and December 31, 2006.
The ConocoPhillips Stock Fund values as of December 31, 2007, and December 31, 2006, were as follows:

	Thousands of Dollars
At December 31	2007	2006

ConocoPhillips Stock Fund	$3,262,620	$2,851,509

End of year	$3,262,620	$2,851,509

The significant components of the changes in net assets relating to the ConocoPhillips Stock Fund are as follows:

Thousands
of Dollars
ConocoPhillips Stock Fund
Year Ended December 31, 2007
Contributions	$115,096
Dividend income	63,022
Net appreciation in fair value of Company Stock	631,326
Interfund transfers in	422,105
Other additions	24
Distributions	(208,917)
Participant loans	(22,767)
Other deductions	(673)
Interfund transfers out	(588,105)

Net increase	411,111
Beginning of year	2,851,509

End of year	$3,262,620

DuPont Stock Fund
The DuPont Stock Fund is comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. This option is closed to new investment elections. The Plan’s proportionate share of DuPont Stock Fund master trust net assets was approximately 99.9% as of December 31, 2007, and December 31, 2006.
The DuPont Stock Fund values as of December 31, 2007, and December 31, 2006, were as follows:

	Thousands of Dollars
At December 31	2007	2006

DuPont Stock Fund	$105,273	$136,055

End of year	$105,273	$136,055

The significant components of the changes in net assets relating to the DuPont Stock Fund are as follows:

Thousands
of Dollars
DuPont Stock Fund
Year Ended December 31, 2007
Dividend income	$3,868
Net depreciation in fair value of stock	(10,439)
Distributions	(8,731)
Participant loans	(95)
Other deductions	(26)
Interfund transfers out	(15,359)

Net decrease	(30,782)
Beginning of year	136,055

End of year	$105,273

Note 10—Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2007	2006

Net assets available for benefits as reported in the financial statements	$10,376,042	9,327,587
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	16,587	(24,752)

Net assets available for benefits as reported in the Form 5500	$10,392,629	9,302,835

The following is a reconciliation of net increase for the year ended December 31, 2007, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands
of Dollars
Year Ended December 31, 2007

Net increase as reported in the financial statements	$1,048,455
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at December 31, 2007	16,587
Reverse adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at December 31, 2006	24,752

Net increase as reported in the Form 5500	$1,089,794

Note 11—New Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurement. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15,2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Note 12—Plan Merger
The Company intends to merge the assets of the Burlington Resources Inc. Retirement Savings Plan (RSP) into the Plan effective at close of business on December 31, 2008.

Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan
Schedule H, Line 4i	EIN 73-0400345, Plan 022
At December 31, 2007

	(c)
(a)(b)	Description of investment	Thousands of Dollars
Identity of issue,	including maturity date,	(d)	(e)
borrower, lessor	rate of interest, collateral,	Historical	Current
or similar party	par or maturity value	Cost	Value

ConocoPhillips*	14,755,584 shares, Leveraged Stock Fund	$ **	$1,302,918

ConocoPhillips*	9,040,949 shares, Loan 2 Suspense	127,703	798,318

Fidelity Investments	2,779,984 units, Fidelity Low-Priced Stock Fund	**	114,341

Fidelity Investments	1,321,745 units, Fidelity Magellan Fund	**	124,072

PIMCO Funds	3,550,912 units, PIMCO Total Return Fund - Administrative Class	**	37,959

The Vanguard Group*	3,380,088 units, Vanguard 500 Index Signal Fund	**	375,120

	779,153 units, Vanguard Asset Allocation Fund	**	23,367

	1,799,965 units, Vanguard Balanced Index Signal Fund	**	39,203

	1,237,005 units, Vanguard Explorer Fund	**	88,062

	1,786,111 units, Vanguard Extended Market Index Signal Fund	**	61,246

	791,522 units, Vanguard Growth Index Signal Fund	**	24,355

	4,114,135 units, Vanguard Inflation-Protected Securities Fund	**	51,196

	5,219,861 units, Vanguard International Growth Fund	**	129,557

	4,291,608 units, Vanguard International Value Fund	**	180,162

Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan
Schedule H, Line 4i	EIN 73-0400345, Plan 022
At December 31, 2007

	(c)
(a)(b)	Description of investment	Thousands of Dollars
Identity of issue,	including maturity date,	(d)	(e)
borrower, lessor	rate of interest, collateral,	Historical	Current
or similar party	par or maturity value	Cost	Value

The Vanguard Group*	1,632,736 units, Vanguard LifeStrategy Conservative Growth Fund	**	27,985

	2,731,857 units, Vanguard LifeStrategy Growth Fund	**	68,488

	1,536,066 units, Vanguard LifeStrategy Income Fund	**	21,874

	5,844,999 units, Vanguard LifeStrategy Moderate Growth Fund	**	123,973

	4,291,701 units, Vanguard Long-Term Treasury Fund	**	49,355

	3,840,962 units, Vanguard Mid-Cap Index Signal Fund	**	113,923

	1,889,275 units, Vanguard Morgan Growth Fund	**	36,916

	309,309,276 units, Vanguard Prime Money Market Fund	**	309,309

	3,714,198 units, Vanguard PRIMECAP Fund	**	267,608

	3,637,755 units, Vanguard Small-Cap Growth Index Fund	**	72,792

	3,828,867 units, Vanguard Small-Cap Value Index Fund	**	59,309

	14,833,685 units, Vanguard Total Market Signal Index Fund	**	150,710

	6,941,665 units, Vanguard Total International Stock Index Fund	**	138,070

	1,705,548 units, Vanguard Total Stock Market Index Signal Fund	**	58,210

Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan
Schedule H, Line 4i	EIN 73-0400345, Plan 022
At December 31, 2007

	(c)
(a)(b)	Description of investment	Thousands of Dollars
Identity of issue,	including maturity date,	(d)	(e)
borrower, lessor	rate of interest, collateral,	Historical	Current
or similar party	par or maturity value	Cost	Value

The Vanguard Group*	1,390,156 units, Vanguard Value Index Signal Fund	**	37,534

	4,741,727 units, Vanguard Wellington Fund	**	154,675

	5,297,508 units, Vanguard Windsor II Fund	**	165,600

Participants*	Loans to Plan participants, Interest rates ranging from 4.0% to 9.5%	—	84,448

The Vanguard Group*	Vanguard Prime Money Market - Loan 2	87	87

Travelers Insurance	Insurance contract GR-1966A, Deferred settlement account	**	2

			$5,290,744

*	Party-in-interest

**	Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm